EXHIBIT 99.8

Press Release

Total and the State of Papua New Guinea sign

Gas Agreement for Papua LNG project

Port Moresby, April 9, 2019 - Total and its partners ExxonMobil and Oil Search have signed the Gas Agreement with the Independent State of Papua New Guinea defining the fiscal framework for the Papua LNG Project. This Gas Agreement allows the partners to enter the Front-End Engineering Design (FEED) phase of study that will lead to the Final Investment Decision in 2020.

"The finalization of the Gas Agreement is a major milestone for Papua LNG project that confirms the commitment of all partners and the Government of Papua New Guinea to make the project a success for all stakeholders", said Patrick Pouyanné, Chairman and CEO of Total. "We are very pleased with the progress of this competitive LNG project that benefits from the brownfield synergies with existing liquefaction facilities and the proximity to Asian markets. It will further strengthen our position in the Pacific basin and ensure our future LNG portfolio growth."

The Papua LNG project of 5.4 million tons per annum (Mtpa) capacity will consist of two LNG trains of 2.7 Mtpa capacity each and will unlock over 1 billion barrels of oil equivalent of natural gas resources. The gas production will be operated by Total and the LNG plant will be developed in synergy with ExxonMobil-operated PNG LNG project through an expansion of the existing plant in Caution Bay.

Since the signature of a Memorandum of Understanding in november 2018, the pre-FEED engineering studies and the environmental baseline survey have been completed.

Total operates the Elk and Antelope onshore fields and is the largest shareholder of the PRL-15 permit with a 31.1% interest, alongside partners ExxonMobil (28.3%) and Oil Search (17.7%), post the State back-in right of 22.5%.

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